SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                    FILING NO. 2 FOR THE MONTH OF APRIL 2008

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


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                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

Further to its Immediate Report on March 9, 2008, the Industrial Development Bank of Israel Limited ("Registrant") issued an Immediate Report on April 15, 2008, giving notice of the results of a Special General Meeting of the Bank which took place on April 15, 2008. Following is a summary of the resolutions which were unanimously passed:

     1. To approve the amendment of Paragraph 179 of the Bank's by-laws, in order to conform its provisions with the provisions of the Companies Law -(Amendment Number 3) 2005 regarding the indemnification of officers.

     2. To approve the granting of an undertaking to indemnify Officers of the Bank who served and/or are serving in the Bank from time to time beginning on August 26, 2002, which is the date on which the Prime Minister's Office, the Ministry of Finance and the Bank of Israel passed resolutions regarding a package of steps concerning the Bank, for their actions or omissions beginning on August 26, 2002 and thereafter.

          THE UNDERTAKING TO INDEMNIFY SHALL BE VALID ONLY UPON THE FILING OF THE BANK'S MOTION TO COURT TO APPROVE A COMPROMISE PLAN AND/OR ARRANGEMENT PURSUANT TO PARAGRAPH 350 OF THE COMPANIES LAW - 1999, BETWEEN THE BANK AND SHAREHOLDERS OF THE BANK, ALL OR SOME OF THEM, REGARDING (INTER ALIA) THE PURCHASE OR REDEMPTION OF THEIR SHARES.

     3. To approve the amendment of Article 177 of the Bank's by-laws, which deals with the granting of an exemption to Officers. The amendment relates to the majority required to approve the exemption, and by which the words "by a resolution adopted by a majority of 75% of the votes present which are entitled to vote and voted", which appear there, shall be replaced with the words "by a resolution adopted by a regular majority".

     4. To approve for the Officers of the Bank (as defined in Paragraph 2 above) an exemption from liability for damage to the Bank, due to their breach of the duty of care towards the Bank by their actions beginning on August 26, 2002 and thereafter, excluding breach of the duty of care with a distribution (as this term is defined in the Companies Law), and excluding for acts that will be performed by Officers not in their capacity as Officers of the Bank.

          THE EXEMPTION SHALL BE VALID ONLY UPON THE FILING OF THE BANK'S MOTION TO COURT TO APPROVE A COMPROMISE PLAN AND/OR ARRANGEMENT PURSUANT TO PARAGRAPH 350 OF THE COMPANIES LAW - 1999, BETWEEN THE BANK AND SHAREHOLDERS OF THE BANK, ALL OR SOME OF THEM, REGARDING (INTER ALIA) THE PURCHASE OR REDEMPTION OF THEIR SHARES.

     5. To approve for the Chairman of the Board a bonus of three weeks' salary, in the amount of NIS 35,301.


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                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the Immediate Report include, but are not limited to, the following: general economic and business conditions; the continued availability of our line of credit from the Bank of Israel; the government's and/or the Bank of Israel's resolutions regarding our future operations and the government's resolutions regarding the future disposal of our assets and liabilities; the impact of our run-off plan on our operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees during the run-off period. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the Immediate Report are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2006 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    INDUSTRIAL DEVELOPMENT BANK
                                                    OF ISRAEL LIMITED


Date: April 15, 2008                                By: /s/ Michael Warzager
                                                    ------------------------
                                                    Michael Warzager
                                                    General Counsel


                                                    By: /s/ Natan Atlas
                                                    -------------------
                                                    Natan Atlas
                                                    General Secretary